EX-99.1
ENVOY COMMUNICATIONS GROUP INC.
RENEWS NORMAL COURSE ISSUER BID
TORONTO, ON — February 5, 2007 — Envoy Communications Group Inc. (“Envoy”) (NASDAQ: ECGI, TSX: ECG) announced today acceptance by the Toronto Stock Exchange (the “TSX”) of its notice of intention to purchase from time to time, if considered advisable, up to an aggregate of 1,001,818 common shares, representing approximately 10% of the public float of its common shares, over the next 12-month period. All purchases of the common shares will be effected through the facilities of the TSX and/or the NASDAQ Capital Market (“NASDAQ”). Purchases may commence on February 7, 2007 and will conclude on the earlier of the date on which purchases under the bid have been completed and February 6, 2008.
The Board of Directors of Envoy believes that the proposed purchases are in the best interests of Envoy and are a desirable use of corporate funds. All common shares purchased by Envoy will be cancelled.
Within the past 12 months, Envoy has purchased, through the facilities of the TSX and NASDAQ, a total of 1,606,102 of its common shares at an average price of CAD$1.76 per common share pursuant to its normal course issuer bid dated August 18, 2005. On January 30, 2007, Envoy also purchased 9,002,383 of its outstanding common shares under its substantial issuer bid, dated November 20, 2006, as amended, at a price of US$2.70 per common share. As a result, as of January 30, 2007, Envoy had 10,419,032 issued and outstanding common shares.
About Envoy
Envoy Communications Group Inc. (NASDAQ: ECGI / TSX: ECG) businesses include the Watt Group, an international consumer and retail branding group of companies, and Envoy Capital Group, a merchant banking and financial services company. For more information on Envoy Communications Group Inc., visit our website at www.envoy.to
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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” or “forward-looking information” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events or Envoy’s actual results to be materially different from any events or future results expressed or implied by these statements. Such factors include but are not limited to, the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, volatility in the market price of Envoy’s common shares, there is no assurance that regulatory approvals or exemptions will be obtained or offer conditions will be satisfied, the extent to which holders of common shares determine to tender their shares to any offer, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212
Or contact our investor relations department at: info@envoy.to